7. PROXY RESULTS

On June 14, 2004, a Special Meeting of Shareholders of the Granum Value Fund (the “Fund”), a series of Granum Series Trust (the “Trust”) was held at the offices of Granite Capital International Group L.P., 126 East 56th Street, New York, New York 10022. As of April 29, 2004, the record date, the outstanding shares of the Fund were 4,891,257. Holders of 3,295,101 shares of the Fund were present at the meeting in person or by proxy, being the holders of a majority of the outstanding shares of the Fund and thus constituting a quorum. The shareholders voted on three proposals.

The shareholders elected three persons to serve as trustees of the Trust,

The following table provides information concerning the matters voted on at the meeting:

I.	Proposal to elect Mr. Joseph J. Plumeri to serve as trustee of the Trust

For	Withhold/Abstain
3,285,463	9,638

II.	Proposal to elect Mr. Harry P. Kamen to serve as trustee of the Trust

For	Withhold/Abstain
3,276,526	18,576

III.	Proposal to elect Mr. Paul J. McDonald to serve as trustee of the Trust

For	Withhold/Abstain
3,272,102	22,999